Filed Pursuant to Rule 433
Dated April 24, 2007
Registration Statement: No. 333-124337 and
No. 333-126797
REGIONS FINANCING TRUST II
$700,000,000
6.625% TRUST PREFERRED SECURITIES
(liquidation amount $1,000 per security)
fully and unconditionally guaranteed, on a
subordinated basis, as described in the prospectus, by
Regions Financial Corporation
SUMMARY OF TERMS

Issuer:	Regions Financing Trust II (the “Trust”), a Delaware statutory trust, the sole asset of which will be the 6.625% Junior Subordinated Notes due 2077 (the “JSNs”) issued by Regions Financial Corporation (“Regions”)
Guarantor:	Regions
Title of Securities:	6.625% Trust Preferred Securities
Aggregate Liquidation Amount:	$700,000,000 ($700,000,000 of Trust Preferred Securities, which, together with the $10,000 of Trust common securities to be purchased by Regions, correspond to $700,010,000 initial principal amount of the JSNs)
Liquidation Amount:	$1,000 per Trust Preferred Security
Expected Ratings:	Moody’s Investors Service: A2
Standard & Poor’s: BBB+
Fitch: A
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency
Trade Date:	April 24, 2007
Settlement Date:	April 27, 2007 (T+3)
Scheduled Maturity Date:	May 15, 2047
Final Repayment Date:	May 1, 2077
Distributions:	From and including April 27, 2007 to but excluding May 15, 2027: at the annual rate of 6.625%, paid semi-annually in arrears on each May 15 and November 15, beginning on November 15, 2007 and ending on May 15, 2027;

From and including May 15, 2027 to but excluding May 15, 2047: at an annual rate equal to three-month LIBOR plus 1.29%, paid quarterly in arrears on February 15, May 15, August 15 and November 15 of each year, beginning on August 15, 2027 and ending on May 15, 2047 (or, if any such day is not a Business Day, on the next Business Day); and

Thereafter: at an annual rate equal to one-month LIBOR plus 2.29%, paid monthly in arrears on the 15th day of each month, beginning on June 15, 2047 (or, if any such day is not a Business Day, on the next Business Day)
Treasury Benchmark:	4.5% due February 15, 2036

Treasury Yield:	4.827%
Spread to Treasury Benchmark:	Plus 180 basis points
Price to Public:	99.972%
Proceeds, before Expenses, to Regions from the Offering:	$692,804,000 after underwriting commissions
Redemption Price:	In the case of any redemption (i) in whole or in part on May 15, 2027 (or if such day is not a Business Day, on the next Business Day), (ii) in whole but not in part at any time in connection with a Capital Treatment Event or Investment Company Event; (iii) in whole but not in part at any time after May 15, 2027 in connection with a Tax Event; or (iv) in whole or in part at any time on or after May 15, 2047: 100% of the principal amount of JSNs being redeemed plus accrued and unpaid interest to the date of redemption;

In any other case: the Make-Whole Redemption Price
Make-Whole Redemption Price:	The greater of: (i) 100% of the principal amount of JSNs being redeemed; and (ii) (A) in the case of a redemption prior to May 15, 2027, the sum of the present values of the principal amount of the JSNs and each interest payment thereon that would have been payable to and including May 15, 2027 (not including any portion of such payments of interest accrued as of the date of redemption), discounted from May 15, 2027 or the applicable interest payment date to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the Treasury Rate plus the Applicable Spread; and (B) in the case of a redemption after May 15, 2027, the sum of the present values of the principal amount and each interest payment thereon that would have been payable to and including May 15, 2047 (not including any portion of such payments of interest accrued as of the date of redemption), discounted from May 15, 2047 or the applicable Interest Payment Date to the Redemption Date on a quarterly basis (assuming a 360-day year consisting of twelve 30-day months) at a discount rate equal to the three-month LIBOR rate applicable to the immediately preceding interest period; plus in each case (i) and (ii) accrued and unpaid interest to the date of redemption.
Applicable Spread:	0.50% in the case of a redemption of all outstanding JSNs in connection with a Tax Event or Rating Agency Event; and

0.30% in the case of any other redemption
CUSIP:	7591EL AA7
Sole Structuring Coordinator:	Goldman, Sachs & Co.
Joint Bookrunners:	Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Keegan & Company, Inc.
Co-Managers:	Credit Suisse Securities (USA) LLC, J.P. Morgan Securities Inc., UBS Securities LLC and Guzman & Co.
The issuer has filed a registration statement, including a prospectus and a preliminary prospectus supplement, with the SEC for the offering to which this communication relates. Before you invest, you should read each of these documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408, or Morgan Keegan & Company, Inc. toll-free at 1-800-366-7426.